

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2023

Shelly A. Dumas-Magnin
Vice President and Controller
Schneider National, Inc.
3101 South Packerland Drive
Green Bay, Wisconsin 54313

> **Re: Schneider National, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed February 17, 2023**
> **File No. 001-38054**

Dear Shelly A. Dumas-Magnin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Thom Jackson